Exhibit (i)

1900 K Street, NW Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

December 19, 2025

Schwab Investments

9800 Schwab Way

Lone Tree, Colorado 80124

Dear Ladies and Gentlemen:

We have acted as counsel for Schwab Investments (the “Trust”), a trust duly organized and validly existing under the laws of the Commonwealth of Massachusetts, in connection with Post-Effective Amendment No. 179 to the Trust’s Registration Statement on Form N-1A, together with all Exhibits thereto (the “Registration Statement”), under the Securities Act of 1933, as amended (“1933 Act”), and Amendment No. 183 to the Registration Statement under the Investment Company Act of 1940, as amended. We have examined such governmental and corporate certificates and records as we deemed necessary to render this opinion and we are familiar with the Trust’s Agreement and Declaration of Trust and its Second Amended and Restated Bylaws, each as amended to date.

Based upon the foregoing, we are of the opinion that the shares proposed to be sold pursuant to the Registration Statement, when paid for as contemplated in the Registration Statement, will be legally and validly issued, fully paid and non-assessable.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement, to be filed with the U.S. Securities and Exchange Commission, and to the use of our name in the Trust’s Registration Statement to be dated on or about December 22, 2025 and in any revised or amended versions thereof. In giving such consent, however, we do not admit that we are within the category of persons whose consent is required by Section 7 of the 1933 Act and the rules and regulations thereunder.

Very truly yours,
/s/ Dechert LLP